KAL Energy, Inc.
81 Clemenceau Ave. 04-15/16
UE Square, Suite 23
Singapore 239917

August 12, 2008

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	KAL Energy, Inc.
Post-Effective Amendment No. 3 on Form S-1 Filed July 28, 2008
File No. 333-142975
Responses to Securities and Exchange Commission Staff comments made by telephone on August 6, 2008

Ladies and Gentlemen:

KAL Energy, Inc. (“we” or “our”), in connection with our filing of Post-Effective Amendment No. 3 on Form S-1 filed July 28, 2008, hereby makes the following response to the Securities and Exchange Commission Staff’s comment to that filing made by telephone on August 6, 2008, which is keyed to correspond to the comment. For your ease of reference, the response is preceded by a reproduction of the comment, and the response contains a reference to the page number where the responsive information may be found in the amended filing.

Post-Effective Amendment on Form S-1

Selling Stockholders page 34

1.	Identify the transaction in which the selling stockholders received their shares.

Response: The selling stockholders received their shares of our common stock in a private placement offering which occurred simultaneously with the closing of our reorganization transaction on February 9, 2007. In connection with that private placement offering, we also issued shares of our common stock to certain selling stockholders as compensation for services rendered in connection with the offering. Please see page 34 of Post-Effective Amendment No. 4 to Form S-1.

Securities and Exchange Commission
Division of Corporation Finance
August 11, 2008

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact our legal counsel, Shivbir Grewal at (949) 725-4119 or Michael Lawhead at (949) 725-4277.

Sincerely,

/s/ Jorge Nigaglioni

Jorge Nigaglioni
Chief Financial Officer

cc:	Shivbir Grewal, Esq.
Michael Lawhead, Esq.